UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response . 0.5
/FONT> Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* MG Capital Management, LLC (See Note 1)	2. Issuer Name and Ticker or Trading Symbol OPTi Inc. (OPTI)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director __XX_10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 1725 Kearney Street, No. 1	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year August 2001
(Street) San Francisco, CA 94133			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person XX Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	08/01/01	P		10,000	A	$3.22	20,150	D	See Note 2
Common Stock	08/01/01	P		3,700	A	$3.23	20,150	D	See Note 2
Common Stock	08/02/01	P		1,500	A	$3.23	20,150	D	See Note 2
Common Stock	08/03/01	P		10,900	A	$3.20	1,178,892	I	See Note 3
Common Stock	08/06/01	P		2,000	A	$3.20	1,178,892	I	See Note 3
Common Stock	08/07/01	P		19,500	A	$3.29	1,178,892	I	See Note 3
Common Stock	08/07/01	P		1,000	A	$3.20	1,178,892	I	See Note 3
Common Stock	08/08/01	P		6,300	A	$3.20	1,178,892	I	See Note 3
Common Stock	08/09/01	P		3,000	A	$3.20	1,178,892	I	See Note 3
Common Stock	08/14/01	P		1,500	A	$3.20	1,178,892	I	See Note 3
Common Stock	08/16/01	P		6,300	A	$3.19	1,178,892	I	See Note 3
Common Stock	08/20/01	P		8,400	A	$3.20	1,178,892	I	See Note 3
Common Stock	08/22/01	P		1,400	A	$3.20	1,178,892	I	See Note 3
Common Stock	08/29/01	P		1,000	A	$3.20	1,178,892	I	See Note 3
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

1. The reporting persons (the "Reporting Persons") are MG Capital Management, LLC ("MG Capital"), an investment adviser, Marco L. Petroni, the controlling person of MG Capital, and MGCM Partners, L.P. ("MGCM"), an investment limited partnership of which MG Capital is the general partner and investment adviser.

2. These securities are owned by Mr. Petroni.

3. These securities are owned directly by MGCM and indirectly by MG Capital as the general partner of MGCM, and indirectly by Mr. Petroni as the controlling person of MG Capital. MG Capital and Mr. Petroni disclaim beneficial ownership of the securities reported except to the extent of their respective pecuniary interests in those securities. The Reporting Persons disclaim membership in a group with any non-Reporting Person within the meaning of Rule 13d-5(b)(i) and Rule 16a-1(a)(1) under the Exchange Act.

Dated: September ___, 2001

MG CAPITAL MANAGEMENT, LLC

A Delaware Limited Liability Company

By: /s/ Marco Petroni

Marco L. Petroni

Manager

MGCM PARTNERS, L. P.

A Delaware Limited Partnership

By: MG Capital Management, LLC

General Partner

By: /s/ Marco Petroni

Marco L. Petroni

Manager

/s/ Marco Petroni

Marco L. Petroni

Joint Filer Information

Name: Marco L. Petroni

Address: 1725 Kearney Street, No. 1, San Francisco, CA 94133

Designated Filer: MG Capital Management, LLC

Issuer and Ticker Symbol: OPTi Inc, OPTI

Statement for Month/Year: August 2001

/s/ Marco Petroni

Marco L. Petroni

Name: MGCM Partners, L.P.

Address: 1725 Kearney Street, No. 1, San Francisco, CA 94133

Designated Filer: MG Capital Management, LLC

Issuer and Ticker Symbol: OPTi Inc, OPTI

Statement for Month/Year: August 2001

MGCM PARTNERS, L. P.

A Delaware Limited Partnership

By: MG Capital Management, LLC

General Partner

By: /s/ Marco Petroni

Marco L. Petroni

Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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